FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Introduces DefensePro - the Industry’s First Security Switching Solution for High Speed Intrusion Prevention and DoS Protection, Dated December 2, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: December 2, 2003

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Introduces DefensePro - the Industry’s First Security Switching Solution for High Speed Intrusion Prevention and DoS Protection, Dated December 2, 2003.

EXHIBIT 10.1

Editorial Contacts:

Jon Rabinowitz, Radware Ltd.; +1-201-512-9771 ext 233 or jonr@radware.com

Investor Relations: Dennis S. Dobson; 203-255-7902 or ir@radware.com

Radware Introduces DefensePro - the Industry’s First Security Switching Solution for High Speed Intrusion Prevention and DoS Protection

Coupling Unmatched Security Performance with Advanced Security Intelligence Radware DefensePro Immediately Protects Against Worms, Viruses, Intrusions and Denial of Service Attacks

MAHWAH, NJ, December 2, 2003 — Radware (NASDAQ; RDWR) the leading provider of Intelligent Application Switching (IAS) solutions ensuring the availability, performance and security of networked applications across the enterprise, announced today the launch of DefensePro – the highest performance security switch in the market. DefensePro is the only product in the market capable of addressing the demand for multi- Gigabit security switching, comprehensive intrusion prevention and real-time Denial of Service protection to secure applications across high speed networks.

"Organizations today must develop an enterprise-wide view with deep packet inspection of the traffic traversing the network. Worms and network attacks have become part of the Internet background radiation, inflicting tremendous damage and affecting application performance. More than ever, it is crucial to maintain bullet-proof security at high throughput levels with no performance degradation, "said Richard Stiennon, Research VP at Gartner.

“Protecting applications against malicious intrusions and DoS attacks requires application layer intelligence and high capacity security performance to inspect and protect all traffic. Our new product family DefensePro delivers multi-Gigabit speeds of deep packet inspection to isolate, block and prevent application attacks in real time,” said Roy Zisapel, President and CEO, Radware. “Radware is the first vendor in the industry to provide a multi-Gigabit security switch, keeping mission critical applications connected and protected.”

DefensePro performance breakthrough is based on its non-blocking 44Gbps switching matrix and its dedicated ASIC based StringMatch Engine™ hardware. Using eight parallel String Search ASICs, DefensePro provides 3Gigabit real-time detection and blocking of intrusions, viruses, Trojans and worms – 1000 percent faster than appliance based solutions.

"Evergreen is proud to be the first service provider integrating Radware's DefensePro into its solution, the Evergreen DRMS, a disaster prevention and recovery management system. As part of our managed service offering for the prevention of downtime, DefensePro enables full traffic throughput and continuous network performance while securing mission critical applications," said John Liccione,  President, Technical Operations and CTO, Evergreen Assurance. "Our customers are provided with real-time monitoring and blocking of attacks, giving them additional valuable protection."

“The growing number of worms and attacks launched against carrier network services continues to grow. As one of Korea’s leading telecommunication companies, we recognized early on the need for protection against malicious intrusions, while maintaining optimized performance. Radware DefensePro technology has kept our infrastructure secure by isolating DoS attacks, providing customers with secure connectivity and filtering out malicious code on backbone links,” said Bae KangHo, Leader of Information Security at Dacom.

About DefensePro

Radware DefensePro protects against worms, viruses, malicious intrusions and Denial of Service attacks at 3 Gigabit speeds for first strike application security. Built on top of the highest performance security switch in the market, DefensePro delivers accelerated security throughput and advanced security intelligence to isolate, block and prevent attacks in real-time for multi-layer application defense. With the highest port density in the industry comprised of 1 10 Gigabit port, 7 Gigabit ports and 16 fast Ethernet ports, DefensePro enables high capacity scanning across multiple network segments with a single device for internal and external application security.

Using a dedicated StringMatch Engine™ accelerator, DefensePro intercepts over 1,200 malicious signatures, hidden worms and viruses blocking application attacks in wire speed. DefensePro prevents DoS/DDoS and SYN floods in real-time identifying and mitigating protocol and traffic anomalies to safeguard against illicit traffic patterns.

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the full availability, maximum performance and complete security of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide Radware offers the broadest product line in the industry meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.